Fresh Del Monte Produce Inc.

Walker House, Mary Street, P.O. Box 908 GT

George Town, Grand Cayman, Cayman Islands

November 6, 2008

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission

Mail Stop 3561

Washington, DC 20549

Re:	Fresh Del Monte Produce Inc.
Form 20-F for Fiscal Year Ended
December 28, 2007
Filed February 27, 2008
Form 10-Q for Fiscal Quarter Ended
March 28, 2008
Filed April 30, 2008
Form 10-Q for Fiscal Quarter Ended
June 27, 2008
Filed July 30, 2008
File No. 333-07708

Dear Ms. Jenkins:

We received your letter dated October 27, 2008 setting out comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the referenced annual and quarterly reports of Fresh Del Monte Produce Inc. (the “Company”). Our responses are as follows:

Form 20-F for Fiscal Year Ended December 28, 2007, Consolidated Financial Statements, Notes to Consolidated Financial Statements, Note 3 – Summary of Significant Accounting Policies, F-11, Goodwill and Indefinite Lived Intangible Assets, F-13

1. We note your disclosure here, on F-28, and on page 5 of your Form 10-Q for the quarterly period ended June 27, 2008 that you use independent valuation experts to (i) assess your goodwill and indefinite lived intangibles for impairment and (ii) determine the value of acquired assets. Given your references to the use of such experts, please revise your disclosure in future Exchange Act filings to name each valuation expert and file the appropriate consents. As an alternative, you may delete all references to the use of outside valuation firms in future Exchange Act filings.

Response to Comment 1

The Company will delete all references to the use of outside valuation firms in future filings under the Securities Exchange Act of 1934 (the “Exchange Act”), as reflected in the revised language included in the Company’s Form 10-Q for the fiscal quarter ended September 26, 2008, which was filed on October 28, 2008 (the “Third Quarter Form 10-Q”).

U.S. Executive Office

c/o Del Monte Fresh Produce Company, P.O. 149222, Coral Gables, Florida 33114-9222

Telephone (305) 520-8056 Fax (305) 448-6647

Securities and Exchange Commission, p. 2

Form 10-Q for Fiscal Quarter Ended March 28, 2008 and Form 10-Q for Fiscal Quarter Ended June 27, 2008, Item 4 – Controls and Procedures

2. We note your statement that “even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.” Please confirm that in future filings you will state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.

Response to Comment 2

The Company will remove the reference to the level of assurance of its disclosure controls and procedures in future filings under the Exchange Act, as reflected in the revised language included in the Third Quarter Form 10-Q.

***

In responding to the Staff’s comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

We hope that our responses adequately address your comments. If you have questions on this letter or need further assistance, please call me at (305) 520-8150 or our Chief Financial Officer, Richard Contreras at (305) 520-8083. You may also contact Bruce Jordan, General Counsel of the Company, at (305) 520-8431.

Very truly yours,

/s/ Hani El-Naffy
President and Chief Operating Officer

cc:	Ethan Horowitz, Securities and Exchange Commission
Raj Rajan, Securities and Exchange Commission
Bruce A. Jordan, Esq.